UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Grupo Televisa, S.A.B.

(Name of Issuer)

Series A Shares (“A Shares”)
Series B Shares (“B Shares”)
Dividend Preferred Shares (“D Shares”)
Series L Shares (“L Shares”)

(Title of Class of Securities)

40049J206(1)

(CUSIP Number)

Matthew S. Topham, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 (206) 623-7580	Laurie Smiley, Esq. Arian Colachis, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

March 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the Global Depositary Shares (“GDSs”) only.  Each GDS represents five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares.  No CUSIP number exists for the underlying CPOs, A Shares, B Shares, D Shares or L Shares.

CUSIP No. 40049J206
1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,644,562,500 A Shares; 3,207,215,000 B Shares; 5,102,387,500 D Shares; 5,102,387,500 L Shares(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,644,562,500 A Shares; 3,207,215,000 B Shares; 5,102,387,500 D Shares; 5,102,387,500 L Shares(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,644,562,500 A Shares; 3,207,215,000 B Shares; 5,102,387,500 D Shares; 5,102,387,500 L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3% of A Shares; 6.2% of B Shares; 6.2% of D Shares; 6.2% of L Shares

14.	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) beneficially owns 145,782,500 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 40049J206
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9% of A Shares; 3.6% of B Shares; 3.6% of D Shares; 3.6% of L Shares

14.	Type of Reporting Person (See Instructions) OO

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 84,599,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.

CUSIP No. 40049J206
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9% of A Shares; 3.6% of B Shares; 3.6% of D Shares; 3.6% of L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 84,599,000 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”). Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.

CUSIP No. 40049J206
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,644,562,500 A Shares; 3,207,215,000 B Shares; 5,102,387,500 D Shares; 5,102,387,500 L Shares(1)

	8.	Shared Voting Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(2)

	9.	Sole Dispositive Power 3,644,562,500 A Shares; 3,207,215,000 B Shares; 5,102,387,500 D Shares; 5,102,387,500 L Shares(1)

	10.	Shared Dispositive Power 2,114,975,000 A Shares; 1,861,178,000 B Shares; 2,960,965,000 D Shares; 2,960,965,000 L Shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,759,537,500 A Shares; 5,068,393,000 B Shares; 8,063,352,500 D Shares; 8,063,352,500 L Shares(1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.2% of A Shares; 9.8% of B Shares; 9.8% of D Shares; 9.8% of L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)Cascade Investment, L.L.C. (“Cascade”) beneficially owns 145,782,500 certificados de participación ordinarios (“CPOs”) either directly or in the form of Global Depositary Shares (“GDSs”).  Each CPO represents 25 Series A Shares (“A Shares”), 22 Series B Shares (“B Shares”), 35 Series D Shares (“D Shares”) and 35 Series L Shares (“L Shares”).  All GDSs and CPOs beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 84,599,000 CPOs either directly or in the form of GDSs.  All GDSs and CPOs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as the Co-Trustees of the Trust.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment”) relates to Global Depository Shares (“GDSs”) of Grupo Televisa, S.A.B. (the “Issuer”).  Each GDS represents five certificados de participación ordinarios (“CPOs”), each of which currently comprises twenty-five A Shares, twenty-two B Shares, thirty-five D Shares and thirty-five L Shares.   This Amendment is being jointly filed by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”), to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on May 7, 2009, as amended October 28, 2009 and March 10, 2010.  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 3.                                     Source and Amount of Funds or Other Consideration

Each of Cascade and the Trust purchased its respective GDSs with its working capital in the amount set forth in Exhibits 99.1 and 99.2 to this filing.

Item 5.                                     Interest in Securities of the Issuer

(a)     See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of class A, B, D and L Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of class A, B, D and L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)     During the period March 10, 2010 through March 19, 2010, Cascade purchased 2,368,100 GDSs as set forth in Exhibit 99.1, attached hereto and incorporated herein by reference.

During the period March 10, 2010 through March 19, 2010, the Trust purchased 2,368,100 GDSs as set forth in Exhibit 99.2, attached hereto and incorporated herein by reference.

(d)     None.

(e)     Not applicable.

Item 7.                                     Material to be Filed as Exhibits

Exhibit 99.1	Transactions by Cascade during the period March 10, 2010 through March 19, 2010

Exhibit 99.2	Transactions by the Trust during the period March 10, 2010 through March 19, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By	*
Name:Alan Heuberger(2)
Title: Attorney-in-fact for Michael Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST(1)

	By	*
Name:Alan Heuberger (3)
Title: Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III(1)

	By	*
Name:Alan Heuberger(3)(4)
Title: Attorney-in-fact

MELINDA FRENCH GATES(1)

	By	*
Name:Alan Heuberger (3)
Title: Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1)This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated May 6, 2009 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated  August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co Trustees, and attached as Exhibit 99.5 to Cascade’s Schedule 13D with respect to the Issuer filed on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.